Commission File Number 001-31914

EXHIBIT 99.1

ANNOUNCEMENT ON THE PROGRESS

OF CONNECTED TRANSACTION IN RELATION TO

THE FORMATION OF PARTNERSHIP

Reference is made to the announcement of China Life Insurance Company Limited (the “Company”) dated 23 July 2019 (the “Announcement”) in relation to a connected transaction concerning the formation of the Partnership between the Company and other investors (each as a Limited Partner) and Xiongan Fund Management and CLIIM (each as a General Partner). Unless the context otherwise requires, the terms used herein shall have the same meanings as those defined in the Announcement.

As disclosed in the Announcement, the parties intended to enter into the Partnership Agreement by 31 December 2019. As there may be changes in the investors of the Partnership, the size of the Partnership may decrease, and corresponding amendments may need to be made to the terms of the Partnership Agreement, the parties will not be able to enter into the Partnership Agreement by 31 December 2019 as originally planned. The Company will make a further announcement when the terms of the Partnership Agreement are finalized by the parties.

By Order of the Board
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Hong Kong, 30 December 2019

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Wang Bin, Su Hengxuan, Li Mingguang
Non-executive Directors:	Yuan Changqing, Liu Huimin, Yin Zhaojun, Wang Junhui
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie